Exhibit 99.1

Qudian Chairman & CEO to Purchase Up to US$10 Million of ADSs

XIAMEN, China, December 21, 2021 /PRNewswire/ — Qudian Inc. (“Qudian” or “the Company”) (NYSE: QD), a leading technology platform empowering the enhancement of the online consumer finance experience in China, today announced that Mr. Min Luo, the Company’s founder, chairman and chief executive officer, has informed the Company that he intends to use personal funds to purchase up to US$10 million of the Company’s American depository shares (“ADSs”) over the next 12 months. Purchases will take place in full compliance with applicable laws and the Company’s securities trading policy.

The share purchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means in accordance with applicable rules and regulations, including, but not limited to, Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The number of ADSs purchased and the timing of purchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions.

Mr. Luo commented, “Our senior management believes the current share price deeply undervalues Qudian’s potential. Our ability to maintain a solid balance sheet with sufficient liquidity lays a strong foundation for our future success. I have great confidence in Qudian’s solid business fundamentals and long-term growth prospects.”

About Qudian Inc.

Qudian Inc. (“Qudian”) is a leading technology platform empowering the enhancement of online consumer finance experience in China. The Company’s mission is to use technology to make personalized credit accessible to hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending but are underserved by traditional financial institutions due to lack of traditional credit data or high cost of servicing. Qudian’s credit solutions enable licensed, regulated financial institutions and ecosystem partners to offer affordable and customized loans to this young generation of consumers.

For more information, please visit http://ir.qudian.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its credit products; Qudian’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qudian Inc.

Tel: +86-592-596-8208

E-mail: ir@qudian.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: qudian@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qudian@tpg-ir.com